Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of organization
Advanced Medical DME, LLC	Kansas
Alliance Homecare, LLC	Arizona
Focus Respiratory, LLC	Arizona
Forest Investments, Inc.	Delaware
Great Elm Capital GP, LLC	Delaware
Great Elm Capital Management, Inc.	Delaware
Great Elm DME Holdings, Inc.	Delaware
Great Elm DME Manager, LLC	Delaware
Great Elm FM Acquisition, Inc.	Delaware
Great Elm Healthcare, LLC.	Delaware
Great Elm Opportunities GP, Inc.	Delaware
Great Elm SPAC Opportunities Fund, LLC	Delaware
Heartland Health Therapy, LLC	Arizona
Northwest Medical, LLC	Oregon
Openwave Systems Service India Private LTD.	India
Openwave Systems (South Africa) Pty LTD	South Africa
Openwave Technologies Inc.	Delaware
PM Sleep Lab, LLC	Kansas
Signalsoft Corporation	California
Solomio Corporation	Delaware
Rejuve-Night, LLC	Arizona
RTA Homecare, LLC	Arizona
United Respiratory Services, LLC	Arizona